# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Wheeler Real Estate Investment Trust, Inc., CIK 0001527541
CUSIP: 963025606
Title of class of securities: SERIES D CUMULATIVE PREFERRED STOCK
Address of issuer's principal executive offices: RIVERSEDGE NORTH, 2529 VIRGINIA BEACH BLVD., SUITE 200, VIRGINIA BEACH, Virginia (VA), 23452
Date of event which requires filing of this statement: 01/30/2026
Filed by CIK 0000904853
Persons authorized to receive notices and communications: HOWARD AMSTER, 521 35TH ST, WEST PALM BEACH, Florida (FL), 33407, 2165951047

## Reporting persons
- Amster Howard (CIK 0000904853): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 371,449; shared voting power 371,449; sole dispositive power 371,449; shared dispositive power 371,449; aggregate amount beneficially owned 371,449 (23.5% of the class)
  Comment: *Includes: (i) 266,881 shares that are owned directly by Mr. Amster; (ii) 800 shares held by Amster Limited Partnership over which Mr. Amster, as the sole general partner, has sole voting and dispositive power; (iii) 87,288 shares that are owned in the aggregate by the trusts jointly filing herewith over which Mr. Amster, as sole trustee, has sole voting and dispositive power; and (iv)16,480 shares held by the Howard Amster Foundation which Mr. Amster, as President, has sole voting and dispositive power.
  **Denominator is based on the 1,577,848 shares of Series D Cumulative Preferred stock outstanding as of January 6, 2026 as reported by the Issuer on Form 8-K as filed with the Securities and Exchange Commission on January 6, 2026.
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST 1 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 54,426; sole dispositive power 0; shared dispositive power 54,426; aggregate amount beneficially owned 54,426 (3.5% of the class)
  Comment: *See the footnote marked with * to the cover page for Mr. Amster.
  **See the footnote marked with ** to the cover page for Mr. Amster.
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST 3 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 32,862; sole dispositive power 0; shared dispositive power 32,862; aggregate amount beneficially owned 32,862 (2.1% of the class)
  Comment: *See the footnote marked with * to the cover page for Mr. Amster.
  **See the footnote marked with ** to the cover page for Mr. Amster.
- HOWARD AMSTER FOUNDATION: type of reporting person: corporation (CO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 16,480; sole dispositive power 0; shared dispositive power 16,480; aggregate amount beneficially owned 16,480 (1% of the class)
  Comment: *See the footnote marked with * to the cover page for Mr. Amster
  **See the footnote marked with ** to the cover page for Mr. Amster
- AMSTER LIMITED PARTNERSHIP: type of reporting person: partnership (PN); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 800; sole dispositive power 0; shared dispositive power 800; aggregate amount beneficially owned 800 (0% of the class)
  Comment: *See the footnote marked with * to the cover page for Mr. Amster.
  **See the footnote marked with ** to the cover page for Mr. Amster.

## Item 1. Security and Issuer
Title of class of securities: SERIES D CUMULATIVE PREFERRED STOCK
Name of issuer: Wheeler Real Estate Investment Trust, Inc.
Address of issuer's principal executive offices: RIVERSEDGE NORTH, 2529 VIRGINIA BEACH BLVD., SUITE 200, VIRGINIA BEACH, Virginia (VA), 23452
Comment: This Amendment No. 5 to Schedule 13D (this Amendment No. 5) amends the Reporting Persons initial Schedule 13D filed on December 15, 2023, as amended by Amendment Nos. 1,2,3, and 4 (collectively, the Schedule 13D), with respect to the Series D Cumulative Preferred Stock (the Preferred Stock) of Wheeler Real Estate Investment Trust Inc., a Virginia corporation (the Issuer). Except as specifically amended by this Amendment No. 5 and noted in the paragraph below, the Schedule 13D is unchanged. Unless otherwise indicated, each capitalized item used but not specifically defined herein shall have the meaning ascribed to such item in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows;
(a) See Items 11 and 13 of the cover pages of this Amendment No. 5, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of the shares of the Preferred Stock identified pursuant to Item 1 beneficially owned by each of the Reporting Persons
Number of shares as to which each person has sole or shared power to vote or dispose: See items 7, 8, 9, and 10 of the cover pages to this Amendment No. 5, which Items are incorporated herein by reference, for the aggregate number and percentage of the shares of the Preferred Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of the Preferred Stock.
Transactions in the class effected during the past sixty days:
The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., New York City time, February 2, 2026. All of these transactions were transfers made by the transferor without consideration being received and were conducted in private transactions. If the shares were purchased in multiple transactions on a single trading day, the price per share reported is the weighted average price:

Date of Transaction Transferor Number of Shares Transferee
12/18/25 Pleasant Lake Apartments, LP 26750 Howard Amster Foundation
01/06/26 Pleasant Lake Apts. LTD 6730 Howard Amster Foundation
01/30/26 Pleasant Lake Apts. LTD 40,222 Jewish Federation of Cleveland
02/02/26 Howard Amster Foundation 17,000 Jewish Federation of Cleveland
Other persons with the right to receive dividends or sale proceeds: Other than the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Preferred Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A Joint Filing Agreement

## Signatures
- Amster Howard: HOWARD AMSTER, HOWARD AMSTER (02/02/2026)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST 1 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (02/02/2026)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST 3 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (02/02/2026)
- HOWARD AMSTER FOUNDATION: HOWARD AMSTER, PRESIDENT (02/02/2026)
- AMSTER LIMITED PARTNERSHIP: HOWARD AMSTER, GENERAL PARTNER (02/02/2026)